December 17, 2004


Via U.S. mail and Fax (504) 566-0210

Virginia Boulet, Esq.
Adams and Reese LLP
4500 One Shell Square
New Orleans, Louisiana 70139

Re:  	UNIFAB International, Inc.
      Schedule 13E-3
      Amendment No. 1
	File No. 5-53539
	Filed November 19, 2004


Dear Ms. Boulet:


We have reviewed the filing listed above and have the following comments.

General

Schedule 13E-3
General

1. We note your response to our first comment in our November 3 letter, but we have not received an executed copy of Exhibit A, as discussed with Price Wilson of your office on December 13. Please file the executed exhibit promptly.

2. Supplementally furnish us with a discussion of Mr. Hines`s continuing involvement with UNIFAB. Discuss all of the positions he has held with the company, what dates he held them, when he left those positions and what his relationship to the company was following his departure. Include in your discussion a description of all of Mr. Hines`s business dealings with the company, including ownership of company stock, contracts, and any other relationship or understanding between Mr. Hines, any companies he controlled or served as an executive or director, any companies in which he owned a material portion of the stock, and the company.

3. In this regard, give us your well reasoned legal analysis of why Mr. Hines was not an "affiliate" of the company for purposes of rule 13e-3 when the Midland Agreement was executed in April of 2002. We note that Mr. Hines`s Schedule 13G/A filing on March 26, 2001, indicates that Mr. Hines held 8.7% of the company`s stock, and that Mr. Hines does not appear to have made any further filings on
Schedule 13G or Schedule 13D until the joint filing with Midland on June 23, 2004. Did Mr. Hines buy or sell any shares of UNIFAB stock during this period?

4. Similarly, provide a summary of Mr. Hines`s involvement with Midland. Explain his association with the company over the past five years, including his stock ownership, and the dates of his association with Midland as an executive, director, or major stockholder.

5. We note your response to previous comment 2. Please provide your analysis with regard to the conversion of the debt in 2004. Further, we note that the reverse stock split occurred two weeks prior to the conversion of the debenture on August 13, 2003. Was there any relationship between these events? Expand your analysis to include further detail concerning the relationship between the company and Midland. Your response should include, at a minimum, all of the following information:

* Why you believe that Midland`s acquisition of a substantial portion of UNIFAB`s debt in connection with the Midland Agreement executed on April 26, 2002 did not constitute the first step in a going private transaction;
* Why you believe that the August 13, 2002 exchange of $10 million in debt for 738 shares of UNIFAB series A preferred, coupled with the issuance of the debenture convertible into UNIFAB common was not the first step in a going private transaction;
* Why you believe that the August 1, 2003 reverse stock split, together with the conversion of the 738 Midland held preferred shares into 100,000 shares of UNIFAB common stock, which resulted in Midland`s ownership of 7,380,000 shares of UNIFAB common, was not the second step in a going private transaction; and

We may have further comments when we have read your response.

6. It is not clear to us why any of the directors of UNIFAB, including Mr. Broussard, Mr. Segura, Mr. Berard or Mr. Hines is eligible to file the information required by Rule 13d on the short form Schedule 13G. Please advise or refile the information on the correct form.

7. We do not see an amended Schedule 13D or 13G filing for Mr.
Hines reflecting the change in his investment intent to that of changing or influencing control of UNIFAB. Please advise.

8. We note your response to prior comment 3. Please confirm in writing your understanding of the following:
* The late filing of a Schedule 13D or 13G does not mitigate the violation of the rule for the time period in which information that was required to be filed under the rule was not on file;
* Schedule 14f-1 has not been filed, and the violation of that rule cannot be rectified by later filing.

9. Your response to comment 3 also indicates that Midland "will still consider any option to maximize the value of its investment in UNIFAB." It is not clear how this comports with the remainder of the Schedule 13E-3, which implies that the transaction will take place primarily because Midland, as a 90% holder of the company`s stock, is in favor of it. With this in mind, please amend your 13d filings promptly to accurately reflect the investment intent of the filing person.

10. We note your response to comment 5. Please amend the Disclosure in the Background section to include the information that Midland engaged in discussions with Dynamic Industries; and describe the substance and outcome of those discussions. If a price for UNIFAB was discussed, it should be disclosed.

11. We have read your response to comment 7, but in this regard we note that the company is engaged in the transaction for purposes of Rule 13e-3. Please revise your document to include UNIFAB as a filing person.

Summary Term Sheet, page i

12. Revise your summary to provide a brief history of the company over the past three years. You may wish to include the bulk of this disclosure in the background section and use a cross reference in the summary.

The Filing Persons` Position as to the Fairness of the Merger,
Page ii

13. We reissue comment 11. It is not clear how certain of the reasons expressed in this section as to the fairness of the merger support a finding of fairness. We note that the fact that Midland owns 90% of the shares makes the transaction possible under Louisiana law; however, the disclosure must address why the transaction is fair.

Introduction, page 1

14. Revise your disclosure to include your response to comment 13 in the disclosure. Explain that the options are not "in the money" and what will happen to options that are not terminated.

Special Factors, page 2

15. We reissue comment 14. Expand your discussion of the Background of the transaction to include a synopsis of what has taken place at the company over the past three years, including:

* management changes;
* changes in the company`s outstanding debt and capital structure;
* the relationships between the company`s present and former board members and its lenders;
* the reasons that the company`s results have been poor for the last two fiscal years;
* the events leading up to the proposed transaction;
* any offers to purchase all or a portion of the company`s stock or assets, including any offers Mr. Hines made to buy the stock in October, 2001, any offers for the Lake Charles property, and any offers made by Twin Brothers to purchase a portion of the company`s stock and merger with the company;
* the reasons why any offer to buy the company was rejected; and
* describe all meetings, negotiations, contacts, etc., among the filing persons, the board and management, identifying the participants in and initiator of each meeting or contact, disclosing the date of each meeting or contact and revising your discussion of those meetings to provide the reader with more of a sense of the content of those discussions.

16. In your discussion of Midland`s having contacted "two parties who had, in the past, indicated an interest in acquiring all or part of UNIFAB..." indicate the names of the parties, when they had indicated interest, and the substance of Midland`s discussions with them. Indicate the amounts that these parties were willing to pay for parts of the company and the outcome of the discussions.

17. We note your reference to a reappraisal that was furnished to Chaffe & Associates concerning "certain material assets." Please furnish us promptly with a copy of this appraisal, as well as the appraisal that the company and Chaffee received in late September. We may have further comment.

Purposes, Alternatives, Reasons and Effects, page 2

18. The factors supporting the merger must be explained in enough detail for investors to understand them. Conclusory statements or listing of generalized areas of consideration, such as "market conditions in UNIFAB`s business have made it difficult for UNIFAB to increase its revenues and operating profit margins...." are not acceptable. Please revise the first section explain how each of the factors listed support or do not support the decision to approve the merger, and quantify them to the extent possible.

19. Please include your response to comment 16 in the disclosure.

Factors Considered in Determining Fairness, page 8

20. We reissue comment 19. Expand this section to discuss in detail each filing persons` purpose for engaging in the transaction, and the reasons for undertaking the transaction now. Consider
Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

21. We reissue comment 20. In response to Item 1013(d) of Regulation M-A, disclose the benefits and detriments of the transaction for each of: (i) the company; (ii) the affiliates; and (iii) the unaffiliated security holders of the company. Quantify your response as much as possible. See Instruction 2 to Item 1013 of Regulation M-A.

22. We reissue comments 21 and 22. Please keep in mind in drafting your response that the fact that Midland owns 90% of the stock has no bearing on whether the transaction is fair. In your disclosure regarding fairness determinations made by filing persons, state whether each filing person has determined that the proposed transaction is procedurally fair despite the absence of the safeguards identified in Item 1014(c) of Regulation M-A, the approval of the unaffiliated security holders, and Item 1014(d) of Regulation M-A, the appointment of an unaffiliated representative to negotiate on behalf of the unaffiliated security holders. The conclusory statements included in your disclosure regarding procedural fairness on page 10 of your filing do not address this point.

23. We note your response to comment 23. We further note in this regard that the issuer is a filing person and the board of the issuer must make the required determinations with respect to fairness. If the board did not make any fairness determination, you should
state that and the reasons they did not in the disclosure.   Further,
the filing persons appear to have concluded that whenever the analysis yielded a zero value, the analysis necessarily implied that the merger consideration was fair. Expand your discussion to explain in greater detail why the filing persons and the board reached the conclusions they did, and to state specifically how the board determined the transaction to be fair. If either the filing persons` or the board`s conclusion was that one or more of the omitted factors were material, please disclose the bases for such conclusions. See Q&A No. 21 in SEC Release No. 17719(April 13, 1981).

24. Please revise your disclosure in response to comment 24 to include a full range of price data for the past year. In addition, please revise to address the disparity between the prior purchase prices and the merger consideration, including Midland`s exercise of options at a price of $3.50 in connection with the 2003 transaction.

25. Revise your response to comments 27 and 38 to name the appraiser, quantify the appraisals, and furnish us with copies of all reports, opinions and appraisals the filing persons received. In addition, furnish us with copies of the internally generated information that was furnished to Chaffe. Quantify your disclosure regarding breakup and liquidation analysis.

26. Your response to comment 29 should include information concerning prior offers for the company, and should explain why the board did not approach any other potential buyers. Please revise.

Reports, Opinions, Appraisals and Negotiations, page 11

27. We reissue comment 35.  In your discussion of Chaffe &
Associates` assumptions underlying the effects of the proposed merger, you note that the assumption with respect to the conversion price for the convertible debentures was $3.50 per share. Disclose how the board was able to reconcile this apparent disparity with the merger price of $0.20 per share.

28. Amend your document to include the response to comment 37 in the disclosure.

29. We note your response to comment 39. Revise your disclosure to specifically state how the transaction is fair to the unaffiliated shareholders absent the various methodologies and analyses you discuss. Quantify your response as much as possible.

Closing Comments

      As appropriate, please amend your documents in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact me at (202) 942-1762, with any questions.

      						Sincerely,



							Julia E. Griffith
							Special Counsel
							Office of Mergers
							and Acquisitions